

May 5, 2014

Via E-mail
James C. Davidson
Chief Executive Officer
California Gold Corp.
C/O Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re: California Gold Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2014**
> **File No. 000-54706**

Dear Mr. Davidson:

We have limited our review of your amended filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Information, page 42

1.   We note your response to comment 3 in our letter dated April 11, 2014. It continues to be unclear what basis you are relying upon to either not include the financial information in the proxy statement or incorporate it by reference. Please provide us with an analysis of the basis on which you are relying.

Exhibit N – Pro Forma Information

2.   We do not agree with your response to prior comment 4. The pro forma financial statements should include columns representing the historical information of the registrant and historical information of the acquired company's predecessor whose financial statements are filed with the SEC. Accordingly, the pro forma balance sheet

should include the historical balance sheets of California Gold and MV Patents LLC and Subsidiary, a separate column for adjustments that are referenced to explanatory notes and a pro forma balance sheet. While the subsidiary, MVP Portfolio, may have no balance sheet data, its parent does and you are succeeding to the business of the parent such as it is so revise to provide compliant pro forma data.

3. We do not agree with your response to prior comment 5. We believe the transaction between California Gold and MV Portfolio should not be accounted for as a purchase business combination or a reverse merger between two operating companies because you intend to discontinue the business of California Gold as you disclosed in the 14A so the transaction is in substance occurring between a shell and MV Portfolio and should be accounted for as a reverse recapitalization of MV Portfolio. A reverse merger occurring between two operating companies contemplates that both parties to the transaction will continue their existing operations. Also, GAAP does not appear to contemplate the recognition of goodwill, i.e., future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, when there is an intention to sell the acquired business. Finally, it is our understanding that discussions with the AICPA staff regarding technical questions are not considered to represent the official position of the AICPA. Accordingly, please revise the pro forma presentation to account for the merger as a reverse recapitalization valued at historical cost.

4. We do not agree with your response to prior comment 6. Although you state that the share transfer did not include MV Patents membership interests, MV Patents transferred all of its patents to MV Portfolio on August 26, 2013 making it the predecessor of MV Portfolio so it would appear that you are succeeding to the business of MV Patents and therefore its historical statements of operations should be included in the pro forma presentation. Please revise to include a pro forma statement of operations that includes the historical statements of operations of MV Patents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Paul C. Levites, Esq.